Exhibit 4.55

July 13, 2005

CanWest Direction Ltd.

1504-201 Portage Avenue

Winnipeg, Manitoba R3C 3K6

Dear Sirs:

Re:	Management and Consulting Services Agreement – Leonard Asper

This letter agreement is intended to serve as an amending and supplementary agreement to the existing Restated Management Services and Consulting Agreement among CanWest Media Inc. (“Media”), CanWest Direction Ltd. (“Direction”) and CanWest Global Communications Corp. (“CanWest”) made as of September 1, 2001 for the provision of management and consulting services by Direction.

1. (a) (i)	Media wishes to confirm that Direction will provide the services of Mr. Leonard Asper (“Mr. Asper”) to serve as President and Chief Executive Officer of CanWest and of such of its current subsidiaries and affiliates (CanWest, and its current subsidiaries and affiliates being hereinafter referred to as the “CanWest Group”), as CanWest may require from time to time, and that Media has agreed to engage Direction to do so.

(ii)	Direction, Media and CanWest hereby acknowledge that a prior arrangement entered into by CanWest for the engagement of the services of Mr. Asper as President and Chief Executive Officer of CanWest did not properly reflect the fact that the services of Mr. Asper were provided by Direction. Therefore, Direction, Media and CanWest confirm that this letter agreement is in furtherance of the prior arrangement and accurately represents the provision of the services of Mr. Asper as President and Chief Executive Officer to CanWest by Direction.

(b)	Notwithstanding the date of this letter agreement, the parties hereto confirm that the initial term of the provisions of this letter agreement is from September 1, 2002 until August 31, 2005 (August 31 being the fiscal year end of CanWest). Thereafter, this engagement shall be automatically renewed for consecutive periods of one (1) year each, without further act or communication of the parties hereto, on the same terms and conditions as this letter agreement or the most recent renewal thereof (as the case may be), except as otherwise expressly agreed in writing, unless a notice of termination hereof shall have been provided by either Media or Direction not less than sixty (60) days prior to the expiration of the then current term.

2. (a)	Media shall agree with Direction, from time to time, upon the functions, responsibilities and roles which Mr. Asper will be asked to perform and assume from time to time, all of which shall be limited to those consistent with the position of President and Chief Executive Officer of CanWest and/or entities comprising the CanWest Group, subject always to paragraph 2(b) hereof.

(b)	Direction shall cause Mr. Asper to devote his entire business time, attention, skill and energy exclusively to the business of the CanWest Group, cooperate fully with the Board of Directors of CanWest, and use his best good faith efforts to promote the businesses of CanWest and the CanWest Group in the industries in which CanWest and the CanWest Group operate and those which CanWest and the CanWest Group may wish to pursue from time to time, both in Canada and abroad. Mr. Asper shall also be expected to advance the reputation and business of the CanWest Group before investors groups, shareholders, government and trade organizations. Nothing in this letter agreement shall prevent Direction from permitting Mr. Asper from engaging (or Mr. Asper from being so engaged) in additional activities in connection with personal investments, community affairs or charitable or philanthropic activities that are not inconsistent with Mr. Asper’s duties under this engagement or impair his ability to provide the services contemplated hereunder; provided further that such personal investments shall not exceed more than 1% of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprises) if such securities are listed on any national or recognized exchange. Nothing herein shall preclude Mr. Asper from holding personal investments, either directly or indirectly, in securities which are not listed on any national or recognized exchange or which are purely passive in nature. If Mr. Asper is elected as a director of CanWest or as a director or officer of any of the CanWest Group entities, Direction shall not be entitled to receive any additional compensation for the performance of such services by Mr. Asper.

(c)	Direction shall arrange to have Mr. Asper available to the CanWest Group on a full time basis during the term of this engagement, save and except during any period reasonably designated by Direction, in consultation with senior management of CanWest, as Mr. Asper’s vacation period. It is agreed that Mr. Asper will be entitled to eight (8) weeks’ vacation each year.

3. (a)	In consideration of Direction providing the services of Mr. Asper to serve as President and Chief Executive Officer of CanWest and otherwise as outlined above, commencing in respect of CanWest’s September 1, 2004 to August 31, 2005 fiscal year, Media shall pay to Direction a base annual retainer fee in the amount of $900,000.00 (the “Retainer”), subject to adjustment as provided below, payable in equal monthly arrears, and shall pay or provide such additional amounts and benefits described herein or otherwise agreed upon from time to time.

(b)	The Retainer and other financial components of this letter agreement will be reviewed by the Human Resources Committee of CanWest’s Board of Directors, not less frequently than annually and any change therein shall be effective on September 1 of each year, with any such change following the date of this letter agreement being effective September 1, 2005.

(c)	Media will ensure that Mr. Asper be enrolled and entitled to participate in all benefits opportunities provided to “Active Executives” (as that term is defined for the purposes of CanWest’s group benefits plan) or directors in the CanWest Group which would include, for example, coverage for pension, life insurance, medical and dental, accidental death, dismemberment and long term disability, stock options, subject to such conditions and limitations as are contained in each such applicable plan or arrangement.

4. (a)	As additional compensation for the services provided by Direction herein, Direction shall be entitled to receive an incentive bonus (the “Bonus”) in an amount up to 200% of the Retainer in respect of the services provided by Mr. Asper in accordance with the provisions of CanWest’s Annual Incentive Plan for the President and Chief Executive Officer, existing from time to time during the term of this engagement (the “Plan”), subject in all cases to the approval of the Human Resources Committee of CanWest’s Board of Directors. Any such Bonus shall be payable within 120 days following September 1 in each year such a bonus is granted, provided that Direction’s entitlement to a bonus shall be non-cumulative and not carried forward in any succeeding year. The amount of any bonus shall be pro-rated in respect of any stub period, which represents a period of less than twelve (12) months in respect of which a bonus may be applicable.

(b)	Consistent with the benefits afforded other CanWest senior executives and past practices, Media shall cause Mr. Asper to be entitled to participate in CanWest’s Executive Stock Option Plan, at such level as approved and as may be amended by CanWest from time to time.

5. (a)	Direction will provide its services and the services of Mr. Asper from time to time primarily at and through the head office of CanWest located in Winnipeg, Manitoba.

(b)	Media shall provide, or be responsible for the costs of providing, reasonable administrative support, office facilities, supplies, equipment, and personnel, to enable Mr. Asper to fulfill the responsibilities of President and Chief Executive Officer, including the provision of an appropriate office at the CanWest head office and a personal assistant, and payment of such full-time or part-time staff, including security, as Media and Direction agree may be appropriate from time to time.

(c)	Media will pay on behalf of Direction (or reimburse Direction for) reasonable expenses incurred by Direction at the request of, or on behalf of, the CanWest Group, in order for Direction to provide the services of Mr. Asper pursuant to this engagement, including reasonable expenses incurred by Mr. Asper in attending conventions, seminars and other business meetings, in appropriate business entertainment activities, and for promotional expenses. Media will also pay on behalf of Direction (or reimburse Direction for) Mr. Asper’s law society dues in the Provinces of Manitoba and Ontario and the costs of any insurance required by Mr. Asper to maintain his status as a legal practitioner in the Provinces of Manitoba and Ontario. Direction agrees to cause Mr. Asper to provide expense reports with respect to such expenses in such details and with such supporting documentation as may be reasonably requested by Media.

(d)	In order to ensure that the President and Chief Executive Officer of CanWest is accorded the appropriate public profile and status which the CanWest Group wishes to project and to enable Direction and Mr. Asper to better fulfill the functions and roles expected under this engagement, Direction agrees to cause Mr. Asper to join and incur, and Media shall pay for, reasonable private club membership and entertainment expenses consistent with those afforded to the most senior executives of corporate enterprises comparable to Media.

6.	Media shall ensure that Mr. Asper has available for use by him at all times, wherever he may be, an automobile appropriate to the position occupied by Mr. Asper and the profile which Media wishes him to project on behalf of the CanWest Group and Media shall be responsible of all costs of acquisition, insurance, maintenance and operation thereof.

7. (a)	This letter agreement may be terminated by Direction within one hundred eighty (180) days following a Change of Control, as defined in paragraph 7(b) below, and in the event of such termination, Direction shall be entitled to receive:

(i)	the Retainer up to the date of termination and for a period of twenty-four (24) months thereafter; and

(ii)	that part of the Bonus, if any, for the year during which the termination occurs, prorated through the end of the month during which the termination occurs and as reasonably determined by CanWest; and

(iii)	an amount equal to 100% of the Bonus, if any, paid in respect of the fiscal year ending immediately prior to the date of termination.

(b)	For the purpose of paragraph 7(a), “Change of Control” means:

(i)	the Asper Group (as hereafter defined) ceases to beneficially own, directly or indirectly, at least 25% of the votes attached to CanWest’s securities entitled to vote for the election of the Board of Directors of CanWest;

(ii)	any person or related group of persons (other than the Asper Group or any member thereof) shall at any time be, directly or indirectly, the beneficial owner of a greater percentage of the votes attached to CanWest’s securities entitled to vote for the election of CanWest’s Board of Directors than the votes attached to CanWest’s securities entitled to vote for the election of the Board of Directors beneficially owned, directly or indirectly, by the Asper Group;

(iii)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of CanWest’s or Media’s property and assets to any entity or person (the “Third Party”) other than to a Third Party in respect of which:

(A)	the Asper Group or any member thereof beneficially owns, directly or indirectly, at least 25% of the votes attached to securities entitled to vote for the election of the Board of Directors of the Third Party; or

(B)	the Asper Group or any member thereof is, directly or indirectly, the beneficial owner of a greater percentage of the votes attached to the Third Party’s securities entitled to vote for the election of the Third Party’s Board of Directors than the votes attached to the Third Party’s securities entitled to vote for the election of the Board of Directors beneficially owned, directly or indirectly, by any other person or related group of persons (other than the Asper Group or any member thereof);

(iv)	CanWest’s or Media’s shareholders approve any plan or proposal for the liquidation or dissolution of CanWest or Media, as the case may be; or

(v)	any person shall cause, as a result of any proxy solicitation made otherwise than by or on behalf of management, Continuing Directors to cease to be a majority of the Board of Directors of CanWest (where “Continuing Directors” are (A) members of the original Board of Directors or (B) members appointed or whose nomination is approved by a majority of the Continuing Directors or nominated at a time that the Continuing Directors form a majority of the Board of Directors).

(c)	For the purpose of paragraph 7(b), “Asper Group” means:

(i)	the spouse of the late Israel Asper (“Asper”);

(ii)	any lineal descendant of Asper (treating for this purpose, for greater certainty, any legally adopted descendant as a lineal descendant);

(iii)	the estate of any person listed in paragraph 7(c)(i) or 7(c)(ii);

(iv)	any trust primarily for one or more of the lineal descendants of Asper, spouses of such lineal descendants, or any spouse or former spouse of Asper;

(v)	any and all corporations that are directly or indirectly controlled by any one or more of the foregoing; and

(vi)	any charitable trusts settled by Asper or any one or more of the persons listed in paragraph 7(c)(i) or 7(c)(ii) over which any such person or persons retain dispositive control;

provided that, for the purposes of this definition, (A) “control” of a corporation means the ownership of, or control or direction over, voting interests with more than 50% of the total voting power entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors of such corporation and the votes attached to such voting interests are sufficient, if exercised, to elect a majority of the board of directors of such corporation, and (B) ”spouse” includes a person’s widow or widower.

8. (a)	In consideration of the Retainer and additional compensation provided to Direction for the services, Direction covenants that it will not, and it will not permit Mr. Asper to, directly or indirectly:

(i)	during the term of this engagement, except in the course of performing the services, and for a period of twelve (12) months following the expiration or termination of this letter agreement (“Post-Services Period”), engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any similar manner connected with, lend its name or Mr. Asper’s name or any similar name to, lend its or Mr. Asper’s credit to or render services or advise to, any business which competes in whole or in part with the television or specialty channel broadcasting, radio broadcasting or newspaper publishing (by whatever means) business and related internet businesses (the “Media Business”) of the CanWest Group anywhere in such geographic area in Canada in which the CanWest Group conduct or carry on the Media Business as at the expiration or termination of this letter agreement; provided however, that it or Mr. Asper may purchase or otherwise acquire up to (but not more than) one (1%) percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or recognized exchange;

(ii)

whether for Direction’s or Mr. Asper’s own account or on the account of any other person, (A) at any time during the Post-Services Period, solicit, employ, or otherwise engage as an employee, independent contractor, or otherwise, any person who is or was an employee of CanWest or its affiliates at any time during the term of this engagement or in any manner induce or attempt to induce any employee of CanWest or its affiliates to terminate his employment with CanWest or its affiliates; or (B) at any time during the term of this engagement and the Post-Services Period, interfere with CanWest’s or its affiliates’ relations with any person who at any time during the term of this engagement was an employee, of CanWest or its affiliates; or

(iii)	at any time during or after the term of this engagement disparage CanWest or its affiliates, or any of its respective shareholders, directors, officers, employees or agents.

(b)	If any covenant in this section 8 is held to be unreasonable, arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against Direction and Mr. Asper.

(c)	The period of time applicable to any covenant in this section 8 will be extended by the duration of any violation by Direction or Mr. Asper of such covenant.

(d)	Direction will, while the covenant under this section 8 is in effect, give notice to Media within ten (10) days after accepting any other contract for services for Mr. Asper, of the identity of Direction’s contracting party. Media may notify such contracting party that Direction and Mr. Asper are bound by this letter agreement and, at Media’s election, furnish such contacting parties with a copy of this letter agreement or relevant portions thereof.

9.	Media agrees that Mr. Asper shall be entitled to maintain and exercise any business interests and directorships with other parties so long as CanWest’s Board of Directors is kept reasonably informed and such other activities do not conflict with the interests of the CanWest Group.

10.	Media and Direction shall agree from time to time on an appropriate methodology to ensure that all amounts for which Media is responsible is paid for in a manner convenient for both parties.

11.	As this letter agreement contemplates further ancillary arrangements being agreed upon from time to time, Media and Direction agree that such arrangements do not require the formality of a further written agreement but may be implemented on the authority of senior management of CanWest or Media, so long as they are consistent with the arrangements described herein or are otherwise not of a material nature or amount.

This letter agreement, when accepted by Direction, represents a binding agreement among CanWest, Media and Direction, as signified by the execution hereof by such parties under their respective corporate seals and the attestation of their respective proper officers duly authorized in that capacity. This letter agreement supersedes and replaces all prior agreements pertaining to the subject matter hereof.

CanWest Media Inc.		CanWest Global Communications Corp.

Per:	(seal)	Per:	(seal)

Per:	(seal)	Per:	(seal)

The foregoing is accepted and agreed to by CanWest Direction Ltd.

CanWest Direction Ltd.

Per:	(seal)

Per:	(seal)

Acknowledged by:

Leonard Asper